07002423

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING
RECEIVED
FEB 27 2007
WASH. D.C. 210 SECTION

SEC FILE NUMBER
8- 45236

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HLH Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

23 Silver Pine Drive
(No. and Street)

Newport Coast (City) California (State) 92657 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Howard Hull (888) 311-4721 extension 10206
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

3832 Shannon Rd., Los Angeles, CA 90027
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Howard Hull, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HLH Securities, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

vice president

Title

R. RADDE
COMM. #1455993
Notary Public-California
ORANGE COUNTY
My Comm. Exp. Dec 13, 2007

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~.Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition ~~with respect to methods of consolidation~~.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2006

HLH SECURITIES, INC.

23 Silver Pine Drive
Newport Coast, CA 92657

CONTENTS

ELIZABETH TRACTENBERG CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

Board of Directors
HLH Securities, Inc.
Newport Coast, California

I have audited the accompanying statement of financial condition of HLH Securities, Inc. (the Company) as of December 31, 2006 and related statements of operations, cash flows, and changes in stockholders' equity for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2006 and the results of its operations, cash flows and stockholders' equity for the year then ended in conformity with accounting principles generally accepted in the United States.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplementary Information on pages 8 to 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements but includes supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
February 12, 2007

415 NORTH CAMDEN DRIVE, SUITE 220, BEVERLY HILLS, CA 90210-4403
3832 SHANNON ROAD, LOS ANGELES, CA 90027-1442
PHONE (323) 669-0545 FAX (323) 669-0575 CELL PHONE (310) 435-0746 EMAIL ELIZABETH@TRACTENBERG.NET
WWW.TRACTENBERG.NET

HLH SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Cash				
Checking	$	419,660		
Money market		92,041	$	511,701
TOTAL ASSETS			$	511,701

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES				
Accrued expenses			$	4,153
Consulting fee payable				393,654
TOTAL LIABILITIES				397,807
STOCKHOLDERS' EQUITY				
Common stock ($0 par value, 10,000,000 shares authorized, 10,000 shares issued and outstanding)	$	6,180		
Retained earnings		107,714		113,894
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY			$	511,701

See Accompanying Notes to Financial Statements

HLH SECURITIES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2006

REVENUES		
Consulting fees	$	1,838,821
Interest income		1,587
TOTAL REVENUES		1,840,408
OPERATING EXPENSES - see page 8		1,783,156
INCOME BEFORE INCOME TAX PROVISION		57,252
INCOME TAX PROVISION		2,290
NET INCOME	$	54,962

See Accompanying Notes to Financial Statements

HLH SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2006

	Common Stock Shares	Common Stock	Paid-In Capital	Retained Earnings	Total
Balance, December 31, 2005	0	$ 6,180	$ 0	$ 85,352	$ 91,532
Net Income				54,962	54,962
Distribution				(32,600)	(32,600)
Balance, December 31, 2006	0	$ 6,180	$ 0	$ 107,714	$ 113,894

See Accompanying Notes to Financial Statements

HLH SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

Cash Flows from Operating Activities:		
Net income	$	54,962
Changes in operating assets and liabilities:		
Other receivable		536,912
Accrued expenses		4,153
Consulting fee payable		(110,085)
Net cash provided in operating activities		485,942
Cash Flows from Investing Activities:		
Write off of fixed assets		1,179
Cash Flows from Financing Activities:		
Distribution		(32,600)
Net increase in cash		454,521
Cash at beginning of year		57,180
Cash at end of year	$	511,701

SUPPLEMENTAL INFORMATION

Interest paid	$	0
Income taxes paid	$	0

See Accompanying Notes to Financial Statements

HLH SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE 1 - NATURE OF BUSINESS

HLH Securities, Inc. (an S Corporation), (the "Company") was formed on August 29, 1988 in the State of California. On June 9, 1992, the Company merged with a Nevada S Corporation. The surviving corporation bears the same name, but is now a Nevada S Corporation. The Company is principally engaged in the business of structuring investments to be offered primarily to pension funds and/or other institutional investors. The Company is a member of the National Association of Securities Dealers (NASD) and the Securities Investor Protection Corporation (SIPC).

The Company conducts business on a fully disclosed basis whereby the execution and clearance of trades are handled by another broker/dealer. The Company does not hold customer funds and/or securities.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents – for the purposes of the balance sheet and statement of cash flows, all highly liquid investments with original maturities of three months or less are considered cash equivalents. The Company does not have any cash equivalents at December 31, 2006

Revenue Recognition – Investment banking fees are contingent on, and are recognized upon, the successful completion of a project. Investment banking fees are generated from services related to a limited number of transactions. Due to the nature of the Company's business, the size of any one transaction may be significant to the Company's operations for the period. During 2006, revenues were generated primarily from one customer.

Income taxes - The Company elected to be taxed as an S Corporation for Federal and California state income tax purposes. As an S Corporation, Federal and California state taxable income or loss of the Company is allocated to each stockholder in proportion to the stockholder's ownership interest. The appropriate income tax for the allocated share of income is determined by the stockholder's tax status. Additionally, S Corporations are subject to California franchise tax of 1.5% of taxable income.

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 3 - NET CAPITAL REQUIREMENT

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital ($5,000), as defined, under such provisions. See page 9 for the computation of net capital.

NOTE 4 - COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS PER RULE 15c3-3.

A computation of reserve requirements is not applicable to the Company in that the Company's qualifies under Rule 15c3-3 (k)(2)(i).

NOTE 5 - INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PER RULE 15c3-3.

Information relating to possession or control requirements is not applicable to the Company as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

ELIZABETH TRACTENBERG CERTIFIED PUBLIC ACCOUNTANT

Independent Auditor's Report on Supplemental Information

Board of Directors
HLH Securities, Inc.
Newport Coast, California

My report on my audit of the basic financial statements of HLH Securities, Inc. for December 31, 2006 was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedules of operating expenses on Page 8 are presented for the purposes of additional analysis and are not a required part of the basic financial statements. Such information has not been subjected to the auditing procedures applied in the audit of the basic financial statements and, accordingly, I express no opinion on them.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
February 12, 2007

415 NORTH CAMDEN DRIVE, SUITE 220, BEVERLY HILLS, CA 90210-4403
3832 SHANNON ROAD, LOS ANGELES, CA 90027-1442
PHONE (323) 669-0545 FAX (323) 669-0575 CELL PHONE (310) 435-0746 EMAIL ELIZABETH@TRACTENBERG.NET
WWW.TRACTENBERG.NET

HLH SECURITIES, INC.
SCHEDULE OF OPERATING EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2006

OPERATING EXPENSES

Consulting expense	$	1,744,504
Charitable contributions		1,150
Dues and subscriptions		3,535
Insurance		840
Professional services		22,707
Regulatory fees		708
Taxes and licenses		200
All other		9,512
TOTAL OPERATING EXPENSES	$	1,783,156

See Accompanying Notes to Financial Statements

HLH SECURITIES, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT TO RULE 15c3-1
DECEMBER 31, 2006

COMPUTATION OF NET CAPITAL		
Total ownership equity from statement of financial condition	$	113,894
Nonallowable assets		
None		0
NET CAPITAL	$	113,894
COMPUTATION OF NET CAPITAL REQUIREMENTS		
Minimum net aggregate indebtedness - 6-2/3% of net aggregate indebtedness	$	26,534
Minimum dollar net capital required	$	5,000
Net Capital required (greater of above amounts)	$	26,534
EXCESS CAPITAL	$	87,360
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$	74,113
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total liabilities	$	397,807
Percentage of aggregate indebtedness to net capital		3

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

NET CAPITAL PER COMPANY'S COMPUTATION	$	119,172
VARIANCE -		
Interest income		54
Property, furniture and equipment - reported as allowable		(1,179)
Accrued expenses		(4,153)
NET CAPITAL PER AUDITED REPORT	$	113,894

See Accompanying Notes to Financial Statements

PART II

HLH SECURITIES, INC.

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2006

ELIZABETH TRACTENBERG CERTIFIED PUBLIC ACCOUNTANT

Independent Auditor's Report
on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
HLH Securities, Inc.
Newport Coast, California

In planning and performing my audit of the financial statements and supplemental schedules HLH Securities, Inc. (the Company) for the year ended December 31, 2006, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-5(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide

415 NORTH CAMDEN DRIVE, SUITE 210, BEVERLY HILLS, CA 90210-4403
3832 SHANNON ROAD, LOS ANGELES, CA 90027-1442
PHONE (323) 669-0545 FAX (323) 669-0575 CELL PHONE (310) 435-0746 EMAIL ELIZABETH@TRACTENBERG.NET
WWW.TRACTENBERG.NET

Board of Directors
HLH Securities, Inc.
Newport Coast, California

management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate on December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for anyone other than these specified parties.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
February 12, 2007

END